Exhibit 99.1

Letter to Shareholders of ICON plc.

Dear All

Following feedback from some of our shareholders regarding certain provisions in our proposed share award plans we have agreed to recommend to the Board the following amendments to the plans in the next twelve months.  We will recommend to our Board that the 2008 Employees Restricted Share Unit Plan be amended to state that the minimum vesting period for awards will be no less than 3 years, if the award is based on the passage of time, and 1 year if the award is based on performance.  We will also recommend to the Board that the Employee Share Option Plan 2008 and the Consultants Share Option Plan 2008 be amended to state that the vesting of awards may only be accelerated in the event of death, disability, retirement or change of control, or to comply with legal requirements.

Regards

/s/ Peter Gray
CEO
ICON plc